Exhibit 21
List of Subsidiaries

Name of Subsidiary	State of Incorporation
Segmentz Freight, Inc.	Delaware
Segmentz Express, Inc.	Delaware
Segmentz Solutions, Inc.	Delaware
Express-1, Inc.	Michigan